UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-200693

EQT RE, LLC

(successor in interest to RICE ENERGY INC.)

(Exact name of registrant as specified in its charter)

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.25% Senior Notes due 2022

7.25% Senior Notes due 2023

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.25% Senior Notes due 2022: None

7.25% Senior Notes due 2023: None

Pursuant to the requirements of the Securities Exchange Act of 1934, EQT RE, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EQT RE, LLC (successor in interest to RICE ENERGY INC.)

	By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President

Date: November 13, 2017